 Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

July 18, 2011		TSX: TMM
NEWS RELEASE

Timmins Gold announces Commencement of Drill Program on its Zacatecas Claim Package

Vancouver, BC - Timmins Gold Corp. (TSX:TMM) announces that it has started an initial 5,000 metre core drill program at its San Onesimo project in Zacatecas, Mexico. The San Onesimo project consists of 5 claims covering a surface of approximately 6,400 ha. The project is in a prolific mining district and is located 16 km to the northeast of Goldcorp’s Camino Rojo project and 80 km southeast of Goldcorp’s Penasquito mine.

The drill targets were generated using a combination of prospecting, geochemical soil sampling, induced polarization (IP) and ground magnetics. This combination has identified a chargeability anomaly located south of the geological contact interpreted by the magnetic data. This chargeability anomaly coincides with a target identified by systematic soil sampling. The target area is approximately 2 km long by 1 km wide.

The drill program will consist of 11 holes at a planned depth of between 400 to 500 metres designed to test the combined IP/magnetic/geochemical anomaly.

In addition to the San Onesimo project, Timmins Gold also owns the TIMM claims in Zacatecas which consist of a 45,000 ha claim package contiguous to Goldcorp’s Penasquito project.

This press release was reviewed and prepared by Lawrence A. Dick, Ph.D., P.Geo., who is recognized as a Qualified Person under the guidelines of National Instrument 43-101 and by Miguel Soto, P. Geo., a director and the COO of the Company.

About Timmins Gold

Focused solely in Mexico, Timmins Gold Corp. is in commercial gold production at its wholly owned San Francisco gold mine in Sonora, Mexico. The mine is an open pit heap leach operation. Timmins Gold has forecast production at a rate in excess of 100,000 ounces of gold per year. (Micon International NI 43-101F1 Technical Report dated November, 2011).

Contacts:

Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.